(202) 661-7150

October 27, 2010

Securities And Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director
Division of Corporation Finance

Re:	Sprott Physical Silver Trust
Registration Statement on Form F-1, as amended
File No. 333-168051

Dear Mr. Schwall:

Reference is made to the registration statement on Form F-1 (File No. 333-168051) of Sprott Physical Silver Trust (the “Trust”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on July 9, 2010, as amended (as so amended, the “Registration Statement”).  The Registration Statement relates to the proposed registration of the Trust’s units under the Securities Act of 1933, as amended, in connection with the Trust’s proposed initial public offering.  During a telephonic meeting today, the Staff of the Commission (the “Staff”) provided the Trust with an oral comment regarding the Registration Statement and the prospectus (the “Prospectus”) included therein.  This letter provides the Trust’s response to the Staff’s comment.

On October 26, 2010, one of the commissioners of the Commodities Futures Trading Commission (the “CFTC”), Mr. Bart Chilton, commented on an on-going investigation of the CFTC in connection with complaints of misconduct in the silver market.  Commissioner Chilton’s comments were widely reported in the financial press, including the Wall Street Journal.  The Wall Street Journal reports Commissioner Chilton to have said “market players have made ‘repeated’ and ‘fraudulent efforts to persuade and deviously control’ silver prices.  The Wall Street Journal further reports that the “CFTC’s investigation of silver has heated up in recent weeks” and that “the commissioners [of the CFTC] have been discussing how to proceed with the investigation, but they haven’t made a decision.”

During the telephonic meeting, the Staff requested a written response by the Trust whether the comments by Commissioner Chilton and the developments as portrayed in the articles in the financial press, particularly the Wall Street Journal, should be reflected in the Prospectus.

The investigation referenced of the CFTC is currently disclosed on page 37 of the Prospectus as follows:

“In September 2008, the CFTC confirmed that its Division of Enforcement has been investigating complaints of misconduct in the silver market. This investigation is ongoing and the specifics of ongoing investigations remain confidential. All CFTC enforcement inquiries are focused on ensuring that the markets are monitored for manipulation and abusive practices.”

The Trust believes that this disclosure in the Prospectus accurately reflects the matter and the ongoing status of the CFTC’s investigation, because to the Trust’s knowledge the commissioners of the CFTC have not yet made any determination on how to proceed with the investigation or decided to issue any findings as a result of the investigation, Commissioner Chilton’s comments notwithstanding.  The Trust does not believe that at this time it would be prudent to provide any additional disclosure in the Prospectus, as there have been no official results or announcements with respect to the CFTC’s investigation.  In the Trust’s view, disclosure regarding the comments of Commissioner Chilton or the articles in the financial press would not provide any additional information to investors that would be material.

The Trust thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

cc: Sean Donahue, Esq. (by email)